04 MAR 25 AM 7:21

Morgan

The Morgan Crucible Company plc

22nd March 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

04010826

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

Enclosure

dw 3/25

communicate RNS
Full Text Announcement 04 MAR 25
Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	16:29 19 Mar 2004
Number	7490W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Sir Alan Cox

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
A.G. COX SETTLEMENT TRUST

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2 has beneficial interest

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Sale

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:
58,162

10) Percentage of issued class:
0.020

11) Class of security:
Ordinary shares of 25p

12) Price per share:
133p

13) Date of transaction:
18/3/04

19/3/04

15) Total holding following this notification:
58,163

16) Total percentage holding of issued class following this notification:
0.020

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
19th March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Warren Decatur Knowlton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Option

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
N/A

12) Price per share:
N/A

13) Date of transaction:
N/A

14) Date of notification:
N/A

15) Total holding following this notification:
N/A

16) Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
19th March 2004

18) Period during which or date on which exercisable:
19th March 2007- 18th March 2014

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
Ordinary shares of 25p each, 263,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
126.40p

22) Total number of shares or debentures over which options held following this notification:
2,104,000

Option granted pursuant to The Morgan Executive Share Option Scheme 1995 (adjusted for Rights Issue)

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
19th March 2004

END

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